SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2007

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: June 4, 2007	By:	/s/ Nancy C. Gardner

Rule 2.10 Annoucements made in May 2007

Reuters Group PLC — Rule 2.10 Announcement

14 May 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 14 May 2007 it has 1,256,845,219 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk   ‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

16 May 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 15 May 2007 it has 1,257,359,175 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

16 May 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 16 May 2007 it has 1,257,866,296 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

17 May 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 17 May 2007 it has 1,257,530,128 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

18 May 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 18 May 2007 it has 1,257,622,631 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

21 May 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 21 May 2007 it has 1,257,622,631 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

22 May 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 22 May 2007 it has 1,257,973,680 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

23 May 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 23 May 2007 it has 1,258,062,767 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

24 May 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 24 May 2007 it has1,258,221,924 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

25 May 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 25 May 2007 it has 1,258,221,924 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

30 May 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 30 May 2007 it has 1,258,416,229 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

31 May 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 31 May 2007 it has 1,258,533,474 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Diclosure and Transpranecy Rules — Announcement

31 May 2007

Reuters Group PLC (the “Company”) – Voting Rights and Capital

Update as required for May 2007

In conformity with the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006 (DTR) provision DTR 5.6, the Company would like to notify the Market that as of 31 May 2007, the Company’s capital consists of 1,394,393,474 ordinary shares of 25 pence each. The Company holds 135,860,000 ordinary shares in Treasury.

Therefore, the total number of voting rights in the Company is 1,258,533,474 ordinary shares.

The above figure (1,258,533,474) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
elizabeth.maclean@reuters.com
Tel. no. 020 7542 6706

8 May 2007.   Notification of major interests in shares

TR-1: Notification of Major Interests in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Reuters Group PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)
3. Full name of person(s) subject to the notification obligation:	The Goldman Sachs Group, Inc.
4. Full name of shareholder(s) (if different from 3.):	Goldman, Sachs & Co. Goldman Sachs International Goldman Sachs Asset Management International Goldman Sachs Asset Management, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	2 May 2007
6. Date on which issuer notified:	4 May 2007
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights viii	Number of shares	Number of voting rights ix		% of voting rights
			Direct	Direct [x]	Indirect xi	Direct	Indirect
US76132M1027 GB0002369139	76,980 (12,830 ADRs) 46,398,498	0.01% 3.69%		27,342 (4,557ADR’s) 39	78,780 (13,130 ADRs) 63,341,973	0.00%	0.01% 5.03%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of Financial Instrument	Expiration Date xiii	Exercise/ Conversion Period/ Date xiv	Number of Voting Rights that may be acquired if the instrument is exercised/ converted.	% of Voting Rights

Total (A+B)
Number of Voting Rights	% of Voting Rights
63,448,134	5.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 39 shares arose from a beneficial interest held by Goldman, Sachs & Co. (“GS&Co.”), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited (“GSSN”).

The interest in 47,068,768 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 45,000 shares arose from an interest held by Goldman Sachs International, a wholly-owned direct subsidiary of GS Inc, acting as discretionary manager. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 16,228,205 shares arose from the interest held by Goldman Sachs Asset Management, a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of GSSN.

The interest in 49,146 shares arose from the interest held by GS&Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers of 8,191 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”).

The interest in 29,634 shares arose from the interest held by GS&Co., a wholly-owned direct subsidiary of GS Inc., acting as discretionary manager, of 4,939 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”).

The interest in 27,342 shares arose from the interest held by GS&Co., a direct subsidiary of GS Inc, of 4,557 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”)

Proxy Voting:
10. Name of the proxy holder:	n/a
11. Number of voting rights proxy holder will cease to hold:	n/a
12. Date on which proxy holder will cease to hold voting rights:	n/a

11 May 2007.   Notification of major interests in shares

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Reuters Group PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): New Exemption DTR 5.1.3(4) & DTR 5.1.5(1)
3. Full name of person(s) subject to the notification obligation:	Schroders plc
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	9 May 2007
6. Date on which issuer notified:	10 May 2007
7. Threshold(s) that is/are crossed or reached:	From 5% to 4%
8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights viii	Number of shares	Number of voting rights ix		% of voting rights
			Direct	Direct (x)	Indirect xi	Direct	Indirect
GB0002369139	99,602,990	99,602,990	n/a	n/a	62,544,396	n/a	4.977%

B. Financial Instruments
Resulting situation after the triggering transaction xii
Type of Financial Instrument	Expiration Date xiii	Exercise/Conversion Period/Date xiv	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights

Total (A+B)
Number of Voting Rights	% of Voting Rights
62,544,396	4.977%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Schroder Investment Management Limited – 61,897,991 – 4.93%

Schroder Investment Management North America Limited – 10,371 – 0.0008%

Schroder & Co. Limited – 454,880 – 0.036%

Schroders (CI) Limited – 107,193 – 0.009%

Schroder Investment Management (Hong Kong) Limited – 68,020 – 0.005%

Schroder & Co Bank AG – 5,491 – 0.0005%

Proxy Voting:
10. Name of the proxy holder:	n/a
11. Number of voting rights proxy holder will cease to hold:	n/a
12. Date on which proxy holder will cease to hold voting rights:	n/a

15 May 2007.   Notification of major interests in shares

TR-1: Notification of Major Interests In Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Reuters Group Plc
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)
3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Limited
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	10 May 2007
6. Date on which issuer notified:	14 May 2007
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights viii	Number of shares	Number of voting rights ix		% of voting rights
			Direct	Direct [x]	Indirect xi	Direct	Indirect
			37,480,410		n/a
ORD –				37,480,410		2.98%	n/a
GB0002369139

						0.179%
ADR –				225,276
US7613M1027			225,276

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of Financial Instrument	Expiration Date xiii	Exercise/Conversion Period/ Date xiv	Number of Voting Rights that may be acquired if the instrument is exercised/converted.	% of Voting Rights
Option	Dec 21 2007		135,000	0.0107%
Option	Sep 21 2007		30,000	0.0024%

Total (A+B)
Number of Voting Rights	% of Voting Rights
37,870,686	3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Credit Suisse Securities (Europe) Limited and Credit Suisse International and Credit Suisse (USA) LLC are part of the Investment Banking division of Credit Suisse (“CSIBD”), which is part of the Credit Suisse Group (“CSG”). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:
10. Name of the proxy holder:	n/a
11. Number of voting rights proxy holder will cease to hold:	n/a
12. Date on which proxy holder will cease to hold voting rights:	n/a

15 May 2007 Notification of major interests in shares

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Reuters Group PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)
3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Limited
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	11 May 2007
6. Date on which issuer notified:	15 May 2007
7. Threshold(s) that is/are crossed or reached:	Below 3%
8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights viii	Number of shares	Number of voting rights ix		% of voting rights
			Direct	Direct [x]	Indirect xi	Direct	Indirect
ORD – GB0002369139			Below 3%	Below 3%	n/a	Below 3%	n/a
ADR – US7613M1027			Below 3%	Below 3%	n/a	Below 3%	n/a

B. Financial Instruments
Resulting situation after the triggering transaction xii
Type of Financial Instrument	Expiration Date xiii	Exercise/Conversion Period/Date xiv	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights
Option			Below 3%	Below 3%
Option			Below 3%	Below 3%

Total (A+B)
Number of Voting Rights	% of Voting Rights
Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Credit Suisse Securities (Europe) Limited and Credit Suisse International and Credit Suisse (USA) LLC are part of the Investment Banking division of Credit Suisse (“CSIBD”), which is part of the Credit Suisse Group (“CSG”). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:
10. Name of the proxy holder:	n/a
11. Number of voting rights proxy holder will cease to hold:	n/a
12. Date on which proxy holder will cease to hold voting rights:	n/a

21 May 2007.   Notification of major interests in shares

TR-1: Notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Reuters Group Plc
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)
3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Limited
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	16 May 2007
6. Date on which issuer notified:	18 May 2007
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights viii	Number of shares	Number of voting rights ix		% of voting rights
			Direct	Direct [x]	Indirect xi	Direct	Indirect
ORD – GB0002369139 ADR – US7613M1027			38,419,735 126,324	38,419,735 126,324	n/a n/a	3.05% 0.1%	n/a

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of Financial Instrument	Expiration Date xiii	Exercise/Conversion Period/ Datexiv	Number of Voting Rights that may be acquired if the instrument is exercised/ converted.	% of Voting Rights
Option	Dec 21 2007		135,000	0.0107%

Option	Sep 21 2007		30,000	0.0024%

Total (A+B)
Number of Voting Rights	% of Voting Rights
38,711,059	3.08%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

Credit Suisse Securities (Europe) Limited and Credit Suisse International and Credit Suisse (USA) LLC are part of the Investment Banking division of Credit Suisse (“CSIBD”), which is part of the Credit Suisse Group (“CSG”). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:
10. Name of the proxy holder:	n/a
11. Number of voting rights proxy holder will cease to hold:	n/a
12. Date on which proxy holder will cease to hold voting rights:	n/a

21 May 2007.   Notification of major interests in share

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Reuters Group PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)
3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Limited
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17 May 2007
6. Date on which issuer notified:	21 May 2007
7. Threshold(s) that is/are crossed or reached:	Below 3%
8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights viii	Number of shares	Number of voting rights ix		% of voting rights
			Direct	Direct [x]	Indirect xi	Direct	Indirect
ORD – GB0002369139 ADR – US7613M1027			Below 3% Below 3%	Below 3% Below 3%	n/a n/a	Below 3% Below 3%	n/a

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of Financial Instrument	Expiration Date xiii	Exercise/Conversion Period/ Date xiv	Number of Voting Rights that may be acquired if the instrument is exercised/ converted.	% of Voting Rights
Option			Below 3%	Below 3%
Option			Below 3%	Below 3%

Total (A+B)
Number of Voting Rights	% of Voting Rights
Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Credit Suisse Securities (Europe) Limited and Credit Suisse International and Credit Suisse (USA) LLC are part of the Investment Banking division of Credit Suisse (“CSIBD”), which is part of the Credit Suisse Group (“CSG”). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:
10. Name of the proxy holder:	n/a
11. Number of voting rights proxy holder will cease to hold:	n/a
12. Date on which proxy holder will cease to hold voting rights:	n/a

24 May 2007.   Notification of major interests in shares

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Reuters Group PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)
3. Full name of person(s) subject to the notification obligation:	ValueAct Capital Master Fund, L.P.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	14 May 2007
6. Date on which issuer notified:	23 May 2007
7. Threshold(s) that is/are crossed or reached:	6%
8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights viii	Number of shares	Number of voting rights ix		% of voting rights
			Direct	Direct [x]	Indirect xi	Direct	Indirect
Ordinary Shares	74,638,763	74,638,763	77,113,763	77,113,763		6.1%

B. Financial Instruments
Resulting situation after the triggering transaction xii
Type of Financial Instrument	Expiration Date xiii	Exercise/Conversion Period/Date xiv	Number of Voting Rights that may be acquired if the instrument is exercised/converted.	% of Voting Rights

Total (A+B)
Number of Voting Rights	% of Voting Rights
77,113,763	6.1%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The ordinary shares are held by ValueAct Capital Master Fund, L.P. (77,113,763 ordinary shares). VA Partners, LLC is the general partner of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, LLC is general partner of ValueAct Capital Management, L.P. Jeffrey W Ubben is a Managing member of VA Partners, LLC, VA Partners III, LLC and ValueAct Capital management, LLC an controls these entities.

Proxy Voting:
10. Name of the proxy holder:	n/a
11. Number of voting rights proxy holder will cease to hold:	n/a
12. Date on which proxy holder will cease to hold voting rights:	n/a

24 May 2007.   Notification of major interests in shares

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Reuters Group PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)
3. Full name of person(s) subject to the notification obligation:	Jeffrey W. Ubben ValueAct Capital Management, LLC ValueAct Capital Management, L.P
4. Full name of shareholder(s) (if different from 3.):	(i) ValueAct Capital Management, L.P (ii) ValueAct Capital Master Fund III, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	22 May 2007
6. Date on which issuer notified:	23 May 2007
7. Threshold(s) that is/are crossed or reached:	7%
8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights viii	Number of shares	Number of voting rights ix		% of voting rights
			Direct	Direct [x]	Indirect xi	Direct	Indirect
(i) Ordinary shares	77,113,763	77,113,763			79,363,763		6.3%
(ii) Ordinary shares	10,187,449	10,187,449					0.8%
Aggregate of (i) and (ii) above	87,301,212	87,301,212			89,801,212		7.1%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of Financial Instrument	Expiration Date xiii	Exercise/ Conversion Period/ Date xiv	Number of Voting Rights that may be acquired if the instrument is exercised/ converted.	% of Voting Rights

Total (A+B)
Number of Voting Rights	% of Voting Rights
89,801,212	7.1%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The ordinary shares are held by ValueAct Capital Master Fund, L.P. (79,363,763 ordinary shares) and ValueAct Capital Master Fund III, L.P. (10,437,449 ordinary shares). VA Partners, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P.. ValueAct Capital Management, LLC is general partner of ValueAct Capital Management, L.P.. Jeffrey W Ubben is a Managing Member of VA Partners, LLC, VA Partners III, LLC and ValueAct Capital Management, LLC an controls those entities.

Proxy Voting:
10. Name of the proxy holder:	n/a
11. Number of voting rights proxy holder will cease to hold:	n/a
12. Date on which proxy holder will cease to hold voting rights:	n/a

25 May 2007.   Notification of major interests in shares

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Reuters Group PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)
3. Full name of person(s) subject to the notification obligation:	Capital Group International, Inc.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	23 May 2007
6. Date on which issuer notified:	24 May 2007
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:

A: Voting rights attached to shares

Class/ type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights viii	Number of shares	Number of voting rights ix		% of voting rights
			Indirect	Direct [x]	Indirect xi	Direct	Indirect
Ordinary Shares	63,191,430	63,191,430	62,517,233		62,517,233		4.9721%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of Financial Instrument	Expiration Date xiii	Exercise/ Conversion Period/ Date xiv	Number of Voting Rights that may be acquired if the instrument is exercised/ converted.	% of Voting Rights
n/a

Total (A+B)
Number of Voting Rights	% of Voting Rights
62,517,233	4.9721%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

		Number of Shares	Percent of Outstanding
Capital Group International, Inc, ("CGII") holdings		62,517,233	4,972%
Holdings by CGII Management Companies and Funds:
•	Capital Guardian Trust Company	24,441,448	1.944%
•	Capital International Limited	27,725,969	2.205%
•	Capital International S.A.	6,098,500	0.485%
•	Capital International, Inc.	4,251,316	0.338%

Proxy Voting:
10. Name of the proxy holder:	n/a
11. Number of voting rights proxy holder will cease to hold:	n/a
12. Date on which proxy holder will cease to hold voting rights:	n/a